UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

IDT CORPORATION

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

448947309

(CUSIP Number)

Howard S. Jonas

c/o IDT Corporation

520 Broad Street

Newark, NJ 07102

(973) 438-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D/A

This Amendment No. 8 to Schedule 13D (this “Amendment”) supplements and amends the information contained in the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on May 19, 1998, as previously amended by Amendment No. 1, thereto filed with the Commission on October 23, 1998, Amendment No. 2, thereto filed with the Commission on March 26, 1999, Amendment No. 3, thereto filed with the Commission on June 23, 2003, Amendment No. 4, thereto filed with the Commission on March 5, 2004, and Amendment No. 5, thereto filed with the Commission on March 6, 2023, Amendment No. 6, thereto filed with the Commission on December 18, 2023, and Amendment No. 7, thereto filed with the Commission on April 19, 2024 (as so amended, the “Schedule 13D”).

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

On September 25, 2024, the Commission issued an order instituting administrative proceedings against Howard S. Jonas regarding issues related to the timeliness of certain filings on Schedule 13D and the required amendments related to his beneficial ownership in four different companies, including IDT Corporation (the “Order”). The Order also contains the terms of the settlement of those proceedings, which include a cease-and-desist order concerning violations of Sections 13(d) of the Exchange Act and Rules 13d-1 and 13d-2 promulgated thereunder and a civil penalty of $90,000. Mr. Jonas consented to the Order without admitting or denying any of the findings or charges (other than the SEC’s jurisdiction). The Order does not include any scienter-based charges or findings against Mr. Jonas. The Order also noted that information concerning Mr. Jonas’s beneficial ownership interests in the four companies was disclosed separately in other filings with the Commission.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2024

/s/ Joyce J. Mason
Joyce J. Mason
Attorney-in-Fact

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